UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

RADIANT LOGISTICS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

75025X100

(CUSIP Number)

Bohn H. Crain

405 114th Avenue, S.E., Third Floor

Bellevue, WA 98004

                                                             (425) 943-4599
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d- 7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75025X100

(1)	Names of reporting persons Bohn H. Crain
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of	(7)	Sole voting power 10,880,485
shares beneficially owned by	(8)	Shared voting power 0
each reporting person	(9)	Sole dispositive power 10,880,485
with:	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 10,880,485
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 25.86% (1)
(14)	Type of reporting person (see instructions) IN
(1)

Based on 42,035,628 shares of Common Stock (as defined below) stated to be outstanding as of May 13, 2015 by the Issuer (as defined below) in the Issuer’s Form 10-Q relating to the Issuer’s fiscal quarter ending on March 31, 2015.

CUSIP No. 75025X100

(1)	Names of reporting persons Radiant Capital Partners, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of	(7)	Sole voting power 9,169,862
shares beneficially owned by	(8)	Shared voting power 0
each reporting person	(9)	Sole dispositive power 9,169,862
with:	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 9,169,862
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 21.81%
(14)	Type of reporting person (see instructions) CO

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the prior statement on Schedule 13D, as amended (the “Statement”) as filed by Bohn H. Crain related to the common stock, $.001 par value per share (the “Common Stock”), of Radiant Logistics, Inc., a Delaware corporation (the “Issuer”).  All capitalized terms contained herein that are not defined shall have the meanings ascribed to such terms in the Statement.  In the event that any disclosure contained in this Amendment No. 3 is inconsistent with the disclosures contained in the Statement, the disclosures contained herein shall supersede such inconsistent disclosures from the date of this Amendment No. 3.

ITEM 1. SECURITY AND ISSUER

There are no amendments to Item 1 of the Statement pursuant to this Amendment No. 3.

ITEM 2. IDENTITY AND BACKGROUND

There are no amendments to Item 2 of the Statement pursuant to this Amendment No. 3.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

There are no amendments to Item 3 of the Statement pursuant to this Amendment No. 3.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is hereby amended by deleting the last two paragraphs of the prior disclosure and inserting the following paragraphs:

On June 10, 2015, Mr. Crain exercised options (consisting of $0.50 Options) to purchase 500,000 shares of Common Stock at an exercise price of $0.50 per share.  The Issuer withheld 229,712 shares otherwise issuable to Mr. Crain having a fair market value equal to the option exercise price of the shares being purchased along with applicable tax withholding, thus resulting in Mr. Crain receiving 270,288 net shares of Common Stock. The foregoing options were scheduled to expire in October 2015.

On June 11, 2015, Mr. Crain, in open market transactions, sold 122,390 shares of Common Stock at the weighted average price of $6.84 per share.

On June 12, 2015, Mr. Crain, in open market transactions, sold 89,336 shares of Common Stock at the weighted average price of $7.11 per share.

Except as set forth herein, the Mr. Crain and RCP have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to Mr. Crain and RCP, conditions in the securities market and general economic and industry conditions, Mr. Crain and RCP may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation: (i) continuing to hold the Common Stock for investment; (ii) acquiring additional shares of Common Stock in the open market, upon exercise of options or in privately negotiated transactions; or (iii) selling some or all of their shares of Common Stock in the open market or in privately negotiated transactions.  In addition, Mr. Crain has been listed as a selling stockholder in the Issuer’s Registration Statement on Form S-3 for up to 1,500,000 shares. Therefore, Mr. Crain may, at any time, sell all or any portion of such shares pursuant to a prospectus (and any prospectus supplement thereto) under such Registration Statement.

Notwithstanding the above, Mr. Crain may, in his capacity as an executive officer and/or director of the Issuer, have plans or proposals relating to items (a) through (j) of Item 4 of Schedule 13D and to such extent, Mr. Crain declines to indicate such plans or proposals, and disclaims any obligation to update such disclosure, except to the extent they derive solely from his status as a stockholder instead of an executive officer and/or director.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby amended by deleting the paragraphs (a), (b) and (c) thereof and inserting the following:

(a)

Mr. Crain beneficially owns all of the 10,880,485 shares of Common Stock reported on this Statement, which shares represent approximately 25.86% of the outstanding shares of the Common Stock. This amount includes 31,619 shares issuable upon exercise of options within 60 days of the date of this report.  Mr. Crain beneficially owns 1,679,004 shares of the Common Stock directly, of which 2,329 are subject to forfeiture due to vesting requirements, and 9,169,862 of such shares indirectly through RCP. The foregoing does not include 56,595 shares of Common Stock issuable to Mr. Crain upon exercise of options issued to Mr. Crain that are subject to vesting.

(b)

Mr. Crain has sole voting and sole dispositive power as to the following: the 1,679,004 outstanding shares of the Common Stock that he owns directly; and the 9,169,862 shares of the Common Stock owned indirectly through RCP, as reported on this Statement.

(c)

On March 10, 2015, Mr. Crain exercised options to purchase 250,000 shares of Common Stock at an exercise price of $0.50 per share.  On April 3, 2015, Mr. Crain exercised options to purchase 250,000 shares of Common Stock at an exercise price of $0.50 per share.  On June 10, 2015, Mr. Crain exercised options to purchase 500,000 shares of Common Stock at an exercise price of $0.50 per share. The foregoing options are attributable to an option to purchase 1,000,000 shares of common stock granted by the Issuer to Mr. Crain in October 2005 (which were scheduled to expire in October 2015). During the course of the year prior to this, Mr. Crain exercised an additional 1,000,000 shares at an exercise price of $0.75 per share, which options were also scheduled to expire in October 2015.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no amendments to Item 6 of the Statement pursuant to this Amendment No. 3.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

There are no amendments to Item 7 of the Statement pursuant to this Amendment No. 3.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2015

/s/ Bohn H. Crain
Bohn H. Crain

RADIANT CAPITAL PARTNERS, LLC

By:	/s/ Bohn H. Crain
Bohn H. Crain
Chief Executive Officer